[MIC Letterhead]

November 1, 2016

Via Edgar

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4628

Re:	Macquarie Infrastructure Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 23, 2016

Response Dated July 25, 2016

Form 8-K Dated August 1, 2016

File No. 001-32384

Dear Mr. Horowitz:

Set forth below are our responses to the comments on the above-referenced documents contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 3, 2016. For your convenience, the comments provided by the Staff have been included in this letter preceding our responses. References within the response and acknowledgements to “we,” “us,” “our” and the “Company” herein refer to Macquarie Infrastructure Corporation.

Form 10-K for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 53

1.	It appears from your response to prior comment 1 that you will continue to present measures of gross profit before depreciation. This type of presentation does not comply with SAB Topic 11B. In this regard, depreciation, depletion and amortization should not be positioned in a manner which results in reporting a figure for income before depreciation. Revise your presentation of gross profit accordingly.

Response:

We acknowledge the Staff’s comment and, in future filings, including our Form 10-Q filed with the SEC on October 31, 2016 (“future filings”), we will revise our disclosure to specifically state within the caption of the line items that cost of services and cost of product sales are “exclusive of depreciation and amortization of intangibles” consistent with the Interpretive Response under SAB Topic 11B. We will further state that both depreciation and amortization of intangibles are shown separately and accordingly we will be and have been reporting depreciation and amortization of intangibles as a separate line item before operating income (loss).

We believe that gross profit is not a figure that measures income and therefore depreciation and amortization of intangibles can be excluded in accordance with the guidance of SAB Topic 11B. We use and have consistently referred to gross profit as a “top-line” figure due to the nature of products we sell. For example, on our form 8-K filed on August 2 2016 we note the following:

revenues in both Atlantic Aviation and Hawaii Gas (a business within MIC Hawaii) reflect, in part, fluctuations in the cost of energy inputs such as jet fuel and gas. The pass-through of energy input costs, up or down, makes gross profit – revenue less direct expenses - effectively the “top line” to which we manage our businesses’ performance.

Accordingly, we believe it is acceptable to exclude both depreciation and amortization of intangibles to arrive at gross profit, but to include these expenses as a component of operating income (loss), which is the first income measure included in the statement of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding non-cash items and Free Cash Flow, page 62

2.	We note from your response to prior comment 3 that the adjustment within “Other non-cash (income) expense, net” for pension expense primarily consists of “interest cost, expected return on plan assets and amortization of actuarial and performance gains and losses.” This adjustment should not be described as “non-cash” because pension obligations ultimately settle in cash. Your revised disclosure should explain how this adjustment reflects the ability of your businesses to generate cash on an ongoing basis. Also, expand the footnote for the “Other non-cash (income) expense, net” adjustment to quantify the amounts for each of the remaining adjustments (identified as “amortization of tolling liabilities, unrealized gains (losses) on commodity hedges and any non-cash gains (losses) on disposal of assets”).

Response:

We acknowledge the Staff’s comment. We note that the Company’s cash contributions to pension plans are not included in the non-cash adjustment for pension expense. Rather, these cash contributions are reflected as a reduction to Free Cash Flow, as noted in the definition of Free Cash Flow disclosed in our filings. In future filings, will expand the disclosure to include the following description of the non-cash and cash adjustments as follows:

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“Other non-cash expense (income), net, primarily includes non-cash adjustments related to pension expense, amortization of tolling liabilities, unrealized gains (losses) on commodity hedges and any non-cash gains (losses) on disposal of assets. The non-cash pension expense primarily consists of non-cash interest cost, expected return on plan assets and amortization of actuarial and performance gains and losses. Any cash contributions to pension plans are not included in this non-cash adjustment, but rather are reflected as a reduction to Free Cash Flow, as noted above” (in our definition of Free Cash Flow).

Based on the nature of the items comprising our existing non-cash adjustments, as described in the proposed disclosure above, as well as the size of these items, we have determined that our existing non-cash adjustments are immaterial with respect to the Company.

With respect to the Staff’s comment regarding expansion of the footnote for the “Other non-cash (income) expense, net”, in future filings, we will assess the materiality of the non-cash adjustment at the registrant level and based on this materiality assessment will, if and to the extent appropriate, quantify the amounts in our disclosures.

3.	We note that you continue to describe both Free Cash Flow and EBITDA excluding non-cash items as non-GAAP measures which reflect the ability of your businesses to generate cash on an ongoing basis. Based on the descriptions provided, both Free Cash Flow and EBITDA excluding non-cash items appear to be liquidity measures that should be reconciled to cash provided by operating activities. However, it appears that this reconciliation was removed in connection with your response to prior comment 4. Revise your disclosure to comply with Item 10(e)(i)(B) of Regulation S-K and Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and, in future filings, we will reconcile Free Cash Flow to cash provided by operating activities, the most comparable GAAP measure.

We view EBITDA excluding non-cash items as a performance measure that should be reconciled to net income (loss), the most comparable GAAP measure. In future filings, we will add the following description of the use of EBITDA excluding non-cash items, and we will include a reconciliation of EBITDA excluding non-cash items to net income (loss):

“MIC measures EBITDA excluding non-cash items as it reflects its businesses’ ability to effectively manage the volume of products sold or services provided, the margin earned on those transactions and the management of operating expenses independent of the capitalization and tax attributes of those businesses. MIC believes investors use EBITDA excluding non-cash items primarily as a measure to assess the operating performance of MIC’s businesses and to make comparisons with the operating performance of other businesses whose depreciation and amortization expense may vary widely from MIC, particularly where acquisitions and other non-operating factors are involved.”

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Form 8-K Dated August 1, 2016

4.	With respect to the press release regarding your financial results for the quarter, we note the following:

•	Bullet point, bold type headlines disclose the non-GAAP measure “Proportionately Combined Free Cash Flow” without the comparable GAAP measure;

•	You present the non-GAAP measure “underlying PCFCF” without a definition or a reconciliation to the nearest GAAP measure;

•	The section labeled “Overview of Proportionately Combined non-GAAP Results for the Quarter and Six Months Ended June 30, 2016” discloses a number of non-GAAP measures without at least an equally prominent descriptive characterization of the comparable GAAP measure; and

•	The non-GAAP measures at the end of the press release titled “Reconciliation of Proportionately Combined Net Income (Loss) To EBITDA Excluding Non-Cash Items and To Free Cash Flow” do not appear to be reconciled to GAAP.

Your presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

We acknowledge the Staff’s comment and will revise our future earnings releases to conform to the updated guidance referenced by the Staff by:

•	Not using Proportionately Combined Free Cash Flow other than in conjunction with the comparable GAAP measure;

•	Presenting “underlying” results inclusive of a description of adjustments made, if any, and a reconciliation to the comparable GAAP measure;

•	Presenting GAAP and non-GAAP measures in an equally prominent manner; and

•	Reconciling proportionately combined non GAAP measures to the comparable GAAP measures.

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If we can facilitate the Staff’s review, or if the Staff has any questions, please telephone me at (212) 231-1799. Thank you for your time and consideration.

Sincerely,

/s/ Liam Stewart

Liam Stewart
Chief Financial Officer

cc:	James Hooke, Chief Executive Officer

Michael Kernan, General Counsel and Corporate Secretary

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